SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 51)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 61,797
	6)	Shared Voting Power 21,654,103* *See the response to Item 6.
	7)	Sole Dispositive Power 27,072
	8)	Shared Dispositive Power 21,671,164* *See the response to Item 6.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,720,677* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.57
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 57,244
	6)	Shared Voting Power 21,654,103* *See the response to Item 6.
	7)	Sole Dispositive Power 22,519
	8)	Shared Dispositive Power 21,671,164* *See the response to Item 6.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,124* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.57
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 918204108	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 57,244
	6)	Shared Voting Power 21,654,103* *See the response to Item 6.
	7)	Sole Dispositive Power 22,519
	8)	Shared Dispositive Power 21,671,164* *See the response to Item 6.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,716,124* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 19.57
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 918204108	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Capital Advisors, LLC 27-0640560
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 3,096
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,096
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,096* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 918204108	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power 347,105* *See the response to Item 6.
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power 347,105* *See the response to Item 6.
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,105* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.31
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 918204108	Page 6 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Managed Investments Inc. 51-0391973
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 4,553
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 4,553
	8)	Shared Dispositive Power -0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,553* *See the response to Item 6.
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) IA

Page 7 of 9 Pages

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association;

PNC Capital Advisors, LLC; PNC Delaware Trust Company; and PNC Managed Investments Inc.

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Capital Advisors, LLC - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Managed Investments Inc. - 760 Moore Road, King of Prussia, PA 19406

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Capital Advisors, LLC - Delaware

PNC Delaware Trust Company - Delaware

PNC Managed Investments Inc. - Delaware

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2009:

(a) Amount Beneficially Owned:	21,720,677 *
*See the response to Item 6.
(b) Percent of Class:	19.57

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote	61,797
(ii) shared power to vote or to direct the vote	21,654,103*
(iii) sole power to dispose or to direct the disposition of	27,072
(iv) shared power to dispose or to direct the disposition of	21,671,164*
*See the response to Item 6.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of common stock reported herein, 21,654,103 shares are held in trust accounts for which PNC Bank, National Association serves as co-trustee. PNC Bank, National Association serves as co-trustee with M. Rust Sharp and Ursula F. Fairbairn and is deemed to share with them voting power and dispositive power with respect to those 21,654,103 shares.

Of the total shares of common stock reported herein, 58,925 shares are held in accounts at PNC Bank, National Association in a fiduciary capacity outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 3,096 shares are held in accounts at PNC Capital Advisors, LLC in a fiduciary capacity.

Of the total shares of common stock reported herein, 4,553 shares are held in accounts at PNC Managed Investments Inc. in a fiduciary capacity.

Page 8 of 9 Pages

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Capital Advisors, LLC - IA (wholly owned subsidiary of PNC Bank, National Association)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

PNC Managed Investments Inc. - IA (indirect wholly owned subsidiary of The PNC Financial Services Group, Inc.)

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010		February 12, 2010
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Kevin A McCreadie
Signature - The PNC Financial Services Group, Inc.		Signature - PNC Capital Advisors, LLC
Joseph C. Guyaux, President		Kevin A. McCreadie, President & CEO
Name & Title		Name & Title

February 12, 2010		February 12, 2010
Date		Date

By:	/s/ Maria C. Schaffer	By:	/s/ John Colgan
Signature - PNC Bancorp, Inc.		Signature - PNC Delaware Trust Company
Maria C. Schaffer, Executive Vice President		John Colgan, Senior Vice President
Name & Title		Name & Title

February 12, 2010		February 12, 2010
Date		Date

By:	/s/ Joseph C. Guyaux	By:	/s/ Leigh D. Lament
Signature - PNC Bank, National Association		Signature - PNC Managed Investments Inc.
Joseph C. Guyaux, President		Leigh D. Lament, Chief Compliance Officer
Name & Title		Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED

BY THE PNC FINANCIAL SERVICES GROUP, INC., PNC BANCORP, INC.,

PNC BANK, NATIONAL ASSOCIATION AND PNC MANAGED INVESTMENTS INC.

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

February 12, 2010

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) in connection with their beneficial ownership of common stock issued by V.F. Corporation.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to Schedule 13G.

PNC CAPITAL ADVISORS, LLC

BY:	/s/ Kevin A. McCreadie
Kevin A. McCreadie, President & CEO

PNC DELAWARE TRUST COMPANY

BY:	/s/ John Colgan
John Colgan, Senior Vice President